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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                  Commission File Number 0-22582

                          NOTIFICATION OF LATE FILING

[X] Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ]  Form N-SAR

For Period Ended:  DECEMBER 29, 1996
                 ---------------------------------------------------------------
[ ] Transition Report on Form 10-K    [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F    [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For Period Ended:
                 --------------------------------------------------------------
    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

                        PART I.  REGISTRANT INFORMATION

Full name of registrant  NASHVILLE COUNTRY CLUB, INC.
                       --------------------------------------------------------
Former name if applicable  NA
Address of principal executive office (street and number) 402 HERITAGE
                                                         ----------------------
PLANTATION WAY
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City, State and Zip Code HICKORY VALLEY, TN 38042
                         ------------------------------------------------------

                       PART II.  RULE 12B-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]    (c) The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.
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                              PART III.  NARRATIVE

    State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

    The registrant's Form 10-KSB includes consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 29, 1996. The registrant's consolidated statements of operations, stockholders' equity and cash flows for the year ended December 29, 1996 are being audited by Arthur Andersen LLP, the registrant's current independent accountants (the "Current Accountants"). The registrant's consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995 were audited by the registrant's former independent auditors (the "Former Accountants"). The registrant anticipated timely receiving the consent of the Former Accountants to the inclusion of its report on the registrant's consolidated statements of operation, stockholders' equity and cash flows for the year ended December 31, 1995 in the Form 10-KSB. The registrant now believes that it could not obtain the consent of the Former Accountants to the inclusion of its report on the registrant's consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995 in the Form 10-KSB for purposes of filing the Form 10-KSB within the prescribed time period without unreasonable expense. Accordingly, the registrant has engaged the Current Accountants to audit the registrant's consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995 for inclusion in the Form 10-KSB. In that regard, the registrant believes that it could not obtain the report of the Current Accountants on the registrant's consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995 for inclusion in the Form 10-KSB within the prescribed time period without unreasonable effort and expense. A statement of the Current Accountants is attached hereto as Exhibit A.

                          PART IV.  OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:
         THOMAS JACKSON WEAVER, III                        901      764-2300
         -----------------------------------------------------------------------
         (Name)                   (Area Code)                 (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X]  Yes   [ ]   No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ]  Yes   [X]   No


                           NASHVILLE COUNTRY CLUB, INC.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1997           By: /s/ THOMAS JACKSON WEAVER III
      --------------------           -------------------------------------------
                                      Thomas Jackson Weaver, III, Chief
                                      Executive Officer and President
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         Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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                                   EXHIBIT A


                      [LETTERHEAD OF ARTHUR ANDERSEN LLP]




March 28, 1997

The Audit Committee
Nashville Country Club, Inc.
402 Heritage Plantation Way
Hickory Valley, Tennessee  38042





The Audit Committee
     Nashville Country Club, Inc.:

We were engaged on March 27, 1997 by Nashville Country Club, Inc. (the Company) to perform an audit of the Company's consolidated statement of operations, stockholders' equity and cash flows for the year ended December 31, 1995, for inclusion in the Company's Form 10-KSB. As a result, additional time is necessary in order to complete the requested procedures. We anticipate completing the additional procedures within a time period which should allow the Company to file the Form 10-KSB on or before the 15th calendar day following the prescribed due date of the Form 10-KSB.





Arthur Andersen LLP